Exhibit 99.1

First Mining's Joint Venture Partner Completes Stage 1 Earn-In for the Pickle Crow Gold Project, Ontario, Canada

Auteco Minerals issues 100,000,000 Auteco shares to First Mining

VANCOUVER, BC, June 9, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report that Auteco Minerals Ltd ("Auteco") (ASX: AUT) has completed the first stage of its earn-in with respect to the Pickle Crow Gold Project located in northwestern Ontario, Canada ("Pickle Crow").  In connection with the completion of Stage 1 of the earn-in, Auteco has issued 100,000,000 shares of Auteco to First Mining. As a result of completing Stage 1 of the earn-in, Auteco (through one of its subsidiaries) now owns a 51% interest in PC Gold Inc. ("PC Gold"), First Mining's wholly-owned subsidiary that owns Pickle Crow. In addition, the parties have executed a joint venture shareholders agreement (the "JV Agreement") in respect of PC Gold.  Auteco has a two-year follow-on period, commencing as of June 4, 2021, within which to acquire an additional 19% interest in PC Gold (the "Stage 2 Earn-In").

"First Mining is delighted by the excellent progress Auteco has made on Pickle Crow in such a short period of time." stated Dan Wilton, CEO of First Mining. "With this latest issuance of shares, First Mining now owns 125 million shares of Auteco with an approximate fair value of $10.5 million.  The Auteco team's timely completion of Stage 1 of the earn-in and their equally aggressive target for completing Stage 2 demonstrates the calibre of partner we have engaged to help unlock the value of one of the exceptional projects in our portfolio."

"We have completed the Stage 1 earn-in requirements for a 51% stake in the Pickle Crow Project, and it is a testament to the dedication of our team that we have achieved this within the first year of taking management responsibility for the project" commented Ray Shorrocks, Auteco's Executive Chairman. "We are continuing to drill flat out, with several rigs targeting areas of known, high-grade mineralization to bring them into the resource, with mineralization open in all directions.  We look forward to working with First Mining to continue advancing the Pickle Crow Gold Project."

Under the terms of the earn-in agreement that First Mining signed with Auteco with respect to Pickle Crow, in order to complete the Stage 2 Earn-In, Auteco must fulfil the following requirements within the next two years: (i) incur a further $5 million in exploration expenditures (the "Additional Expenditures"); and (ii) pay $1,000,000 in cash to First Mining within 90 days of completing the Additional Expenditures. In addition, upon completing the Stage 2 Earn-In, Auteco will grant First Mining a 2% net smelter returns ("NSR") royalty on Pickle Crow, 1% of which can be bought back by Auteco paying US$2,500,000 to First Mining. Once the Stage 2 Earn-In has been completed, Auteco will have the right to acquire a further 10% of PC Gold by paying $3,000,000 in cash (the "Buy-In") to First Mining. During the term of Auteco's earn-in to Pickle Crow, First Mining will be free carried until a decision to mine has been made, and will not be required to make any financial expenditures relating to Pickle Crow until such time.

The current 45,000-metre drill program remains on track for completion by mid-year, with up to five rigs active on site at Pickle Crow during the last quarter. To date, Auteco has completed 120 diamond drill holes for 31,160 metres, focusing exclusively on near mine extensions and discovery of mineralized structures outside of the resource area. In the short term, drilling has transitioned toward infill drilling aiming to provide sufficient data density on newly identified or extended structures to enable the calculation of an updated mineral resource estimate for Pickle Crow.

Auteco is well funded with cash reserves of A$26.8M as at March 31, 2021, and is on track to execute the remaining earn-in requirements to earn up to an 80% interest in PC Gold (and thereby, Pickle Crow) by the end of this calendar year.  Once Auteco has fulfilled all requirements of the earn-in agreement, First Mining will hold a 20% interest in PC Gold (and thereby, Pickle Crow) which will be free carried until the earlier of the termination of the earn-in agreement or a decision to mine by Auteco.

Drilling completed in the first quarter of 2021 has identified several new, high-grade gold veins and the extensions of previously known structures proximal to Shafts 1 & 3. Mineralization remains open in all directions on targeted structures, and Auteco's work will now focus on defining high-grade gold shoots within the mineralized envelopes.  Drill highlights and assay results will be reported in a future news release.

About Pickle Crow
The Pickle Crow Gold Deposit is a high-grade, shear-hosted, mesothermal Archean lode gold deposit. The deposit occurs primarily within mafic volcanics and banded iron formation (BIF) units in the Pickle Crow assemblage of the Pickle Lake Greenstone belt located in the Uchi Lake Sub-province of the Superior Craton of the Canadian Shield.

Mineralization is focused around steeply north-west dipping, regional scale shear zones. Multiple mineralization styles have been identified on the property, including Quartz-Gold-Tungsten (+/-Tourmaline) Shear Veins which are the focus of the current exploration, and banded iron formation mineralization (BIF-style), which comprises structurally controlled, sheeted vein arrays hosted within the BIF.

Pickle Crow was one of Canada's highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. Auteco recently increased its landholding near the Project by acquiring an additional 176 km2 (176,000 ha) of land contiguous to Pickle Crow, which, together with the 130 km2 acquired by Auteco in 2020 (see news release dated February 17, 2021) increases the combined property's land package to over 496 km2 (496,000 ha) (see news release dated January 28, 2021). First Mining acquired Pickle Crow in November 2015 through its acquisition of PC Gold Inc.

Auteco's development focus is on returning to first principles, completing a new geological review, and applying modern exploration technologies in their advancement of Pickle Crow. Auteco has a strong focus on discovering and developing new project scale, high-grade, near surface gold resources.

About Auteco
Auteco Minerals Limited is a mineral exploration company currently focused on advancing high-grade gold resources at the Pickle Crow Gold Project in the world class Uchi Sub-province of Ontario, Canada. The Auteco Board of Directors and Technical Management team has a proven track record of discovering gold and creating wealth for shareholders and all stakeholders in recent years.

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for the project targeted for 2021. The Company also has a number of active partnerships including the Goliath Gold Complex (Treasury Metals); Pickle Crow (Auteco  Minerals); and Hope Brook ( Big Ridge Gold), in addition to wholly owned properties, Cameron,  Duparquet, Duquesne and Pitt.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for Auteco to incur the Additional Expenditures on the Pickle Crow Project; (ii) timing for Auteco to pay $1 million to First Mining in respect of the Stage 2 Earn-In; (iii) the grant by Auteco of a 2% NSR to First Mining over the Pickle Crow Gold Project and the timing for such grant; (iv) timing for the exercise by Auteco of the Buy-In; (v) timing of the release of assay results from the current 45,000 m drill program at  the Pickle Crow Gold Project; (vi) Auteco's plans to transition its drill program to infill drilling and resource definition once the current 45,000 m drill program has been completed; (vii) timing for updates to the current mineral resource estimate for the Pickle Crow Gold Project; and (viii) Auteco focusing on defining high-grade gold shoots within the mineralized envelopes at the Pickle Crow Gold Project and any potential increase in the number of Inferred Mineral Resources for the project as a result. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; shareholder approval from Auteco shareholders; receipt of necessary financing by Auteco; the presence of and continuity of metals at the Pickle Crow Gold Project at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar or Australian dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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SOURCE First Mining Gold Corp.

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For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 09-JUN-21